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                                                                       Exhibit H
Proposed Form of Notice

     Eastern Enterprises ("Eastern"), 9 Riverside Road, Weston, Massachusetts 02493, a public utility holding company exempt by order under section 3(a)(1) of the Act, has filed an application under sections 3(a)(1), 9(a)(2) and 10 of the Act.

     Eastern proposes to acquire all of the issued and outstanding voting securities of Colonial Gas Company ("Colonial"), a gas public utility company. To accomplish the acquisition, Eastern and Colonial have entered into an Agreement and Plan of Reorganization dated as of October 17, 1998 ("Agreement"). The Agreement provides, among other things, that Colonial will merge with and into a special purpose subsidiary of Eastern ("NEWCO"), which will continue to be a wholly-owned subsidiary of Eastern. Each outstanding share of Colonial will be converted into cash or shares of Eastern common stock having a value of $37.50, subject to adjustment under certain circumstances and based on the quoted market price for Eastern shares during a ten-day period preceding the effective date. Each holder of Colonial stock may elect to receive either cash or Eastern shares; if the total amount of cash elected exceeds $150,000,000, then that total will be prorated among the electing stockholders and the balance will be made up by Eastern shares. The stockholders of Colonial will cease to be stockholders of Colonial; those who receive Eastern shares in the merger will become shareholders of Eastern. Outstanding debt securities of Colonial will not be affected and will remain outstanding on the same terms and conditions.

     The trustees of Eastern approved the merger at a meeting held on October 28, 1998. No approval of the merger by Eastern's shareholders is required; but Eastern's shareholders are being asked to approve the possible issuance of Eastern shares in connection with the merger. The board of directors of Colonial approved the merger at a meeting held on October 17, 1998. The
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Trustees of Eastern approved the merger and the issuance of additional Eastern shares at a meeting held on October 28, 1998. The stockholders of Colonial are scheduled to vote on the Merger at a meeting to be held on February 10, 1999. The shareholders of Eastern are scheduled to vote on the issuance of additional shares at a meeting to be held on February 10, 1999.

     Eastern's two utility subsidiaries, Boston Gas Company ("Boston Gas") and Essex Gas Company ("Essex Gas"), together serve approximately 575,000 gas retail customers, all in Massachusetts./1/ Colonial serves approximately 151,000 gas retail customers entirely in eastern Massachusetts. The service territories of Boston Gas, Essex Gas, and Colonial are contiguous. Eastern's net earnings for the twelve months ended September 30, 1998 (restated to include Essex Gas) were $103.49 million on revenues of $973.396 million. Eastern's non-utility subsidiaries contributed $261.865 million approximately 26.9% of total revenues during this period. Colonial's net earnings for the twelve months ended September 30, 1998 were $15.041 million on revenues of $178.128 million. Colonial's non-utility subsidiaries contributed $2.7 million, approximately
1.5% of total revenues during this period. Both Eastern's gas subsidiaries and Colonial are subject to the retail rate-making jurisdiction of the Massachusetts Department of Telecommunications and Energy.

     Eastern has several direct non-utility subsidiaries.  These include:
Midland Enterprises Inc. ("Midland"), AllEnergy Marketing Company, Inc., AMR Data Corporation, Boston Gas Services, Inc., Eastern Associated Capital Corp., Eastern Associated Securities Corp., Eastern Energy Systems Corp., Eastern Enterprises Foundation, Eastern Rivermoor Company, Inc., Eastern Urban Services, Inc., Mystic Steamship Corporation, PCC Land Company, Inc., Philadelphia

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/1/ Boston Gas has an active wholly owned non-utility subsidiary, Massachusetts
LNG Incorporated, which holds title to a liquid natural gas storage facility.
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Coke Co., Inc., ServiceEdge Partners, Inc., Water Products Group Incorporated,
and Western Associated Energy Corp./2/ Midland and its subsidiaries/3/ are engaged in river barge transportation services and related support activities. The other non-utility subsidiaries are engaged in investment activities, real estate activities, installing and servicing HVAC equipment, automated meter reading services, and ownership of liquid natural gas storage facilities.

     Colonial has one active non-utility subsidiary, Transgas Inc., which provides over-the-road transportation of liquefied natural gas, propane, and similar commodities, and two inactive non-utility subsidiaries, CGI Transport Ltd and Colonial Energy.

     In addition, Eastern requests an order granting it an exemption under section 3(a)(1) of the Act following the Merger. Eastern asserts that upon consummation of the Merger, Eastern will continue to satisfy the requirements for an exemption under section 3(a)(1). Eastern states that it and its public utility subsidiaries currently are and will continue to be predominately intrastate in character and will continue to carry on their businesses substantially in Massachusetts.

     For the Commission, by the Division of Investment Management, under delegated authority.

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/2/ ALLEnergy Marketing Company, Inc., Boston Gas Services, Inc., Eastern Energy
Systems Corp., Mystic Steamship Corporation, Philadelphia Coke Co., Inc., Water Products Group Incorporated, and Western Associated Energy Corp. are inactive.

/3/ Midland's subsidiaries include: Capital Marine Supply, Inc., Chotin Transportation, Inc., Eastern Associated Terminals Company, Federal Barge Lines, Inc., Hartley Marine Corp., Minnesota Harbor Service, Inc., The Ohio River Company, The Ohio River Company Traffic Division, Inc., The Ohio River Terminals Company, Orgulf Transport Co., Orsouth Transport Co., Port Allen Marine Service, Inc., Red Circle Transport Co., River Fleets, Inc., and West Virginia Terminals, Inc. Midland and its active subsidiaries are engaged in river barge transportation services and related support activities.